John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A Member Firm of The 1940 Act Law GroupTM

11300 Tomahawk Creek Parkway, Suite 310

Leawood, KS 66211

Phone: 913.660.0778 Fax: 913.660.9157

john.lively@1940actlawgroup.com

September 26, 2017

Ms. Kathy Cherko

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Valued Advisers Trust (the “Trust”) (File Nos. 811-22208 and 333-151672)

Dear Ms. Cherko:

You recently provided comments relating to the review by the staff (“Staff”) of the Securities and Exchange Commission of certain annual shareholder report filings for series portfolios of the Trust with fiscal years ended October 31, 2016 and January 31, 2017 including the Golub Group Equity Fund, the Green Own Intrinsic Value Fund, the Granite Value Fund, the Dana Large Cap Equity Fund, the Dana Small Cap Equity Fund, the Foundry Partners Fundamental Small Cap Value Fund, and each of the Sound Mind Investing Fund, SMI 50/40/10 Fund, SMI Dynamic Allocation Fund, SMI Bond Fund, and SMI Conservative Allocation Fund (the “SMI Funds”) (collectively, each of the foregoing may be referred to as a “Fund” and collectively as the “Funds”).

1.	Comment: In the Notes for each of the Funds that discusses the expense limitation arrangements, please revise to disclose that the recoupment is permissible within three years from the date of its waiver or reimbursement. Additionally, please confirm that the Trust considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Finally, please confirm that the Trust performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

Response: The Trust believes that the disclosures are accurate and consistent with the terms of the expense limitation arrangements in place for each of the Funds, and the Trust respectfully disagrees with the Staff’s position that waived fees and reimbursed expenses may only be recovered three years from the date of the waiver or reimbursement. Under the operating expense limitation agreement, each adviser has agreed to waive its fees or reimburse the respective Fund in order to limit the Fund’s annual operating expenses to the stated expense ratios applicable to each Fund, as calculated on a per annum basis. While each of the Funds attempts to estimate the amounts to be waived or reimbursed by the adviser via accruals made throughout the term of the expense limitation arrangement, a Fund’s expenses and asset levels will fluctuate, preventing a determination of the final annual expense ratios and, accordingly, the amounts required to be waived or reimbursed by the adviser until the full fiscal year is completed. For example, a Fund with minimal assets at the beginning of the year might experience its asset levels increase significantly during the term of the expense limitation agreement may accrue for an advisory fee waiver over the first few months of the term, but later determine that such advisory fee waiver is not actually

Ms. Kathy Cherko

U.S. Securities and Exchange Commission

September 26, 2017

required if the Fund’s expense ratio, as calculated on an annualized basis, is under the agreed upon limit. In this situation, despite the fact that the Fund initially accrued for a fee waiver, the adviser would not actually waive any of its fees during the term.

Similarly, whether an adviser may recoup its previously waived fees or reimbursed expenses cannot be determined until the full term of the expense limitation agreement is completed. Only if the Fund’s annual expense ratios are below the agreed upon limits is the adviser eligible for recoupment of its previously waived fees/reimbursed expenses. Further, under the terms of the expense limitation agreement, such amounts are only eligible for recoupment if they are within the three fiscal years following the fiscal year that they were waived or reimbursed. As noted above, the actual waiver or reimbursement is always determined as of the end of the term. Therefore, any recoupment by the adviser would occur within three years of that date.

The Trust confirms that it considers all applicable accounting standards for purposes of accruals and expense limitation arrangements. Additionally, the Trust confirms that it performs periodic FAS 5 analyses in the context of administering expense limitation arrangements.

2.	Comment: In regard to the SMI Funds, please include a note in the financial statements that the SMI Funds utilize a fund of funds investment style.

Response: The Trust will make this adjustment to future shareholder reports to address this comment.

3.	Comment: In regard to the Green Owl Intrinsic Value Fund, please confirm to the Staff that the Board has reviewed the brokerage transactions with the investment adviser’s affiliated broker dealer pursuant to Rule 17e-1.

Response: The Trust confirms that the Board reviews on a quarterly basis the affiliated brokerage transactions of the Green Owl Intrinsic Value Fund pursuant to Rule 17e-1.

4.	Comment: In regard to the Foundry Partners Fundamental Small Cap Value Fund, note 4 to the financial statements states there is a contractual fee waiver in place until February 2018. Please explain why there is no mention of this fee waiver in the fee table of the Fund’s prospectus.

Response: The Trust has confirmed that the Foundry Partners Fundamental Small Cap Value Fund has not included a footnote to the fee table in its prospectus in regard to the fee waiver because the Fund currently is operating below the expense cap.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively